Exhibit 1

[Carl C. Icahn Letterhead]


December 15, 2000


Mark Logan
Chairman and Chief Executive Officer
VISX, Incorporated
3400 Central Expressway
Santa Clara, CA 95051

Dear Mr. Logan,

         As one of the largest stockholders of VISX, Inc., I am deeply troubled with rumors of ongoing negotiations between VISX and Bausch & Lomb (B&L) to settle, what is in my opinion, a very legitimate patent infringement claim by VISX against B&L.

         I have been advised by patent experts that VISX's patent is both strong and broad in covering laser vision surgery. Based on such advice, I believe that B&L's patent position is weak and the likelihood of VISX's success on the merits in this litigation is very high.

         VISX has created a valuable technology and has the patents to protect it. Entering into a premature and unattractive settlement agreement with B&L and possibly licensing the company's technology could, in my opinion, damage the company and limit its ability to successfully merge or be sold. As previously proposed in my recent filing with the Securities and Exchange Commission, I believe VISX's management should be focused on increasing stockholder value by finding a suitable purchaser or merger partner.

                                                   Very truly yours,


                                                   /s/ Carl C. Icahn
                                                   Carl C. Icahn